

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 28, 2009

Mr. Fu Xu
Chief Financial Officer
China Energy Corporation
No. 57 Xinhua East Street
Hohhot, Inner Mongolia
People's Republic of China

> **Re:** **China Energy Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2009**
> **Filed April 20, 2009**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
> **Filed July 22, 2009**
> **File No. 000-52409**

Dear Mr. Xu:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2008

General

1. We note your responses to prior comment 1, 3, 5, & 10, indicate that you will include revised disclosures in an amendment to the Form 10-K, although you have not submitted the exact revisions that you intend to make. And while we acknowledge that you provided some language to be included in an amendment in response to prior comments 2, 4, 7 and 9, we have additional comments in this letter that may require further revisions to those disclosures. We also have additional comments pertaining to your responses to prior comment 6 and 11, as your responses to these comments were not meaningful.

Please submit a draft amendment with your next reply that includes all marked changes for the revisions proposed in your prior responses and any additional changes necessary to comply with the comments in this letter.

Please also understand that you will need to provide error correction disclosures in a note to your financial statements, reconciling the as previously reported to the restated amounts, and consistent with the guidance in paragraph 26 of SFAS 154. Any columns or rows including restated amounts should be labeled as such.

Please refer your auditors to the guidance in AU §420.12, pertaining to circumstances under which explanatory language will need to be added to the audit opinion. Given that you dismissed your prior auditor, we expect that you will need to have your new auditor reaudit your prior financial statements. Tell us if you have made these arrangements.

We also advise you of your obligations under Rule 13a-11 of Regulation 13A and Item 4.02 of Form 8-K, particularly General Instruction B which requires prompt disclosure about non-reliance on previously issued financial statements.

2.   We remind you of your obligations under Rule 13a-11 of Regulation 13A to amend the Form 8-K that you filed on August 24, 2009 to include a letter from your prior auditor as described in Item 304(a)(3) of Regulation S-K, referenced in Item 4.01 of Form 8-K.

Business, page 4

3.   We note that you have proposed disclosure in response to prior comment 2, indicating that you now intend to convert the present holding structure of the Operating Companies (i.e. the current ownership in Coal Group and Heat Power) to Variable Interest Entities rather than to Foreign Invested Enterprises as you had previously disclosed.

You further state that the share exchange that occurred on November 30, 2004 with shareholders of the Operating Companies "… was not effected in such a way that would permit under applicable PRC law, the share registration of the Operating Companies held by the PRC Shareholders to be transferred on the records of the governing PRC regulatory authorities to the name of China Energy Corporation." You explain that "…the enforceability of the Company's claim to legal ownership of the Operating Companies may be subject to risk under applicable PRC law."

We understand from this proposed disclosure that your ownership of the Operating Companies is not presently recognized as valid under PRC law. The disclosure on page 3 of your annual report indicates that your restructuring efforts were being undertaken in response to PRC regulations that came into effect on September 8, 2006. Please clarify whether your ownership of the Operating Companies was ever valid under PRC law, particularly upon completing the share exchange on November 30, 2004.

If you believe that your ownership of the Operating Companies is appropriate regardless of nonconformance with current PRC law, tell us how you have arrived at this view and provide us with any legal opinions that you have obtained in support of your position. If you have interim or transitional arrangements with PRC authorities, please describe the arrangements and submit any documentation that substantiates your view.

Please tell us whether you believe the lack of approval would constitute a *restriction* on your ability to exercise control over the operations, as this term is used in paragraph 48 of SFAS 141, including your rationale in formulating your opinion.

4. Please expand your disclosure to explain the implications for shareholders of not having the share registration for the Operating Companies reflect your company name on the records of the governing PRC regulatory authorities. Please address the following points and include other pertinent details in preparing this disclosure.

- The circumstances under which your claim to legal ownership may be at risk or challenged; and any proceedings of this nature that are currently underway.

- The likelihood of your company maintaining control over the business.

- Any reasonably possible liability associated with past operations in the event your acquisition is not upheld.

- Your ability to obtain licenses, permits and other authorizations that are necessary to conduct business operations and commerce.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 23</u>

5.   We note your response to prior comment 4, proposing to expand your disclosure
        on the form of heat that is being supplied to your customers and to include a table
        showing the unit price and area for which steam heating was supplied during each
        period presented. Please include a similar table showing units of measurement for
        the electricity that is being supplied to your customers. Also submit a narrative
        integrating details of these volumes with your discussion of the result of
        operations; and please clarify the meaning of the two figures shown as square
        meters, according to user type and for each period in your table of steam heating
        supplied (e.g. residential 74.3/101 in 2007).

<u>Financial Statements</u>

<u>Statements of Cash Flows, page F-5</u>

6.   We understand from your response to prior comment 6 that you believe there is
        an error in your presentation of investing cash flows, although you have not yet
        determined how you would resolve this matter. We reissue prior comment 6.

7.   We note your response to prior comment 7, proposing to revise your presentation
        of financing cash flows related to advances from shareholders and short-term
        notes to utilize labeling that is consistent with the activity being depicted. It is
        unclear how the cash flows depicted are consistent with the changes shown on
        page F-2. Please submit a reconciliation of the cash flows on each line item in the
        financing section for each period to the changes in the corresponding accounts on
        your Balance Sheets.

<u>Fixed Assets, page F-7</u>

8.   We note your response to prior comment 9, proposing a restated policy note
        stating that your depletion will be based on proven and probable reserves, rather
        than the total quantity of coal available in the mine as previously disclosed; also
        indicating that you will use the straight-line method of amortizing mine
        development costs. Please submit your computations of the adjustments that are
        necessary to correct your financial statements for this change. Also explain why
        you would not utilize the units-of-production method for calculating DD&A of
        mine acquisition and development costs as is the generally accepted practice in
        the industry, as articulated in EITF 04-6. If you believe that the two methods
        would not result in material differences in your periodic reporting, please submit
        the analysis that you performed in arriving at this view, including a schedule

showing how this view is consistent with your year-to-year life-of-mine production schedule.

Controls and Procedures, page 48

9.   We note that you have not complied with prior comment 11, regarding your conclusion on the effectiveness of disclosure controls and procedures. Your response indicates that you do not understand the need to distinguish between disclosure controls and procedures, and internal control over financial reporting, in providing the disclosures required under Items 307 and 308 of Regulation S-K. Please read the definitions of disclosure controls and procedures, and of internal control over financial reporting in Rule 13a-15(e) and (f) of Regulation 13A, and contact us by telephone if you require further clarification or guidance. We re-issue prior comment 11.

Engineering Comments

10.   We note your response to prior comment 17 regarding the drill hole spacing at your coal mines. Please add disclosure regarding your sample spacing that is consistent with the information submitted with your reply, clarifying that your mine has drill-hole spacing appropriate for precise estimates of 500 meters.

11.   We have considered the information about production and mining recovery that you provided in response to prior comment 18. Please include a table in your disclosure based on that information, showing your reconciliation of your in-place reserves, mining recovery, and coal production; similar to the table below:

Fiscal Year End Year	In-place Reserves	Recovery	Coal Produced
2006	1,374,927	40%	549,970
2007	1,147,637	40%	459,055
2008	330,122	80%	264,098

12.   Please add disclosure that is consistent with your response to prior comment 20, clarifying that Heat power purchased their coal from other companies and that you do not supply Heat Power with coal for fuel.

13.   We note your response to prior comments 19 and 21, including the maps you have submitted. The transportation map will address our map request. The additional maps may be included for additional clarity. Please insert the maps in your disclosure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief